EXHIBIT 4.1

Eason Technology Limited

To whom it may concern,

As a related party, I, Hao Xu, the executive director of Eason Technology Limited. (益生科技集团) (“the Company”), hereby consent to provide financial support to the Company to meet its outstanding liabilities and obligations as and when they fall due and to carry on the Company’s business without a significant curtailment of operations for a foreseeable future. May it be, this letter of financial support shall remain in force till December 31, 2026.

Notwithstanding the foregoing, nothing in this letter constitutes an undertaking to discharge any particular creditor of the Company.

Signature:
Executive director, Hao Xu

Date: 21/4/2026